                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No. ____ )*

                              ORPHAN MEDICAL, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

              687303 10 7 (FOR COMMON STOCK ISSUED UPON CONVERSION)
                                 (CUSIP Number)

                                 MICHAEL GREENE
                                     PARTNER
                               UBS CAPITAL II LLC
                                 299 PARK AVENUE
                            NEW YORK, NEW YORK 10171
                                 (212) 821-6380
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   COPIES TO:

                              NANCY E. FUCHS, ESQ.
                   KAYE, SCHOLER, FIERMAN, HAYS & HANDLER, LLP
                                 425 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 836-8000

                                  JULY 23, 1998
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Section 13d-7(b) for other parties to whom copies are to be sent.


                                                             Page 1 of 21 pages.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                             Page 2 of 21 pages.

                                  SCHEDULE 13D

CUSIP NO. 687303 10 7 (FOR                                    PAGE 3 OF 21 PAGES
COMMON STOCK ISSUED UPON
CONVERSION)
--------------------------------------------------------------------------------

1           NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF
            ABOVE PERSONS

            UBS Capital II LLC 13-3699851
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) / /
                                                                        (b) / /

--------------------------------------------------------------------------------
3           SEC USE ONLY

--------------------------------------------------------------------------------
4           SOURCE OF FUNDS (SEE INSTRUCTIONS)

            AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)/ /

--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
   NUMBER OF        7   SOLE VOTING POWER
     SHARES             UBS Capital II LLC owns 7,500 shares of Senior
  BENEFICIALLY          Convertible Preferred Stock (convertible into
    OWNED BY            approximately 882,353* shares of Common Stock).
      EACH
    REPORTING       ------------------------------------------------------------
     PERSON         8   SHARED VOTING POWER
     WITH
                        -0-
                    ------------------------------------------------------------
                    9   SOLE DISPOSITIVE POWER

                        UBS Capital II LLC owns 7,500 shares of Senior Convertible Preferred Stock (convertible into approximately 882,353* shares of Common Stock).

                    ------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER

                        -0-

--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            UBS Capital II LLC owns 7,500 shares of Senior Convertible Preferred Stock (convertible into approximately 882,353* shares of Common Stock) and beneficially owns an option to purchase 4,500 shares of Senior Convertible Preferred Stock (convertible into approximately 529,412* shares of Common Stock).

--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)/ /

--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            UBS Capital II LLC owns 100% of issued and outstanding Senior Convertible Preferred Stock (convertible into 11.5% of Common Stock of Issuer as of July 17, 1998*) and beneficially owns an option to purchase 4,500 shares of Senior Convertible Preferred Stock (convertible into 6.9% of Common Stock of the Issuer as of July 17, 1998*) representing an aggregate 18.4% of the Common Stock of the Issuer as of July 17, 1998.*

--------------------------------------------------------------------------------

14          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            OO
--------------------------------------------------------------------------------


* Assuming conversion price of $8.50 per share, the floor on the conversion price.


                                                             Page 3 of 21 pages.

                                  SCHEDULE 13D

CUSIP NO. 687303 10 7 (FOR                                    PAGE 4 OF 21 PAGES
COMMON STOCK ISSUED UPON
CONVERSION)
--------------------------------------------------------------------------------

1           NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF
            ABOVE PERSONS

            UBS Capital Holdings LLC   13-3952898
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) / /
                                                                        (b) / /

--------------------------------------------------------------------------------
3           SEC USE ONLY

--------------------------------------------------------------------------------
4           SOURCE OF FUNDS (SEE INSTRUCTIONS)

            AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)/ /

--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
   NUMBER OF        7   SOLE VOTING POWER
     SHARES
  BENEFICIALLY          -0-
    OWNED BY        ------------------------------------------------------------
      EACH          8   SHARED VOTING POWER
    REPORTING
     PERSON             -0-
     WITH           ------------------------------------------------------------
                    9   SOLE DISPOSITIVE POWER

                        -0-
                    ------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            UBS Capital II LLC owns 7,500 shares of Senior Convertible Preferred Stock (convertible into approximately 882,353* shares of Common Stock) and beneficially owns an option to purchase 4,500 shares of Senior Convertible Preferred Stock (convertible into approximately 529,412* shares of Common Stock); UBS Capital Holding LLC, by virtue of the fact that it owns 100% of UBS Capital II LLC, beneficially owns all such shares.

--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)/ /

--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            UBS Capital II LLC owns 100% of issued and outstanding Senior Convertible Preferred Stock (convertible into 11.5% of Common Stock of Issuer as of July 17, 1998*) and beneficially owns an option to purchase 4,500 shares of Senior Convertible Preferred Stock (convertible into 6.9% of Common Stock of Issuer as of July 17, 1998*) representing an aggregate 18.4% of the Common Stock of the Issuer as of July 17, 1998.* UBS Capital Holdings LLC beneficially owns all such stock owned by UBS Capital II LLC.

--------------------------------------------------------------------------------

14          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            OO
--------------------------------------------------------------------------------


* Assuming conversion price of $8.50 per share, the floor on the conversion price.

                                                             Page 4 of 21 pages.

                                  SCHEDULE 13D

CUSIP NO. 687303 10 7 (FOR                                    PAGE 5 OF 21 PAGES
COMMON STOCK ISSUED UPON
CONVERSION)
--------------------------------------------------------------------------------

1           NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF
            ABOVE PERSONS

            UBS AG
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) / /
                                                                        (b) / /

--------------------------------------------------------------------------------
3           SEC USE ONLY

--------------------------------------------------------------------------------
4           SOURCE OF FUNDS (SEE INSTRUCTIONS)

            AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)/ /

--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

            SWITZERLAND
--------------------------------------------------------------------------------
   NUMBER OF        7   SOLE VOTING POWER
     SHARES
  BENEFICIALLY          -0-
    OWNED BY        ------------------------------------------------------------
      EACH          8   SHARED VOTING POWER
    REPORTING
     PERSON             -0-
     WITH           ------------------------------------------------------------
                    9   SOLE DISPOSITIVE POWER

                        -0-
                    ------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            UBS Capital II LLC owns 7,500 shares of Senior Convertible Preferred Stock (convertible into approximately 882,353* shares of Common Stock) and beneficially owns an option to purchase 4,500 shares of Senior Convertible Preferred Stock (convertible into approximately 529,412* shares of Common Stock); UBS Capital Holding LLC, by virtue of the fact that it owns 100% of UBS Capital II LLC, beneficially owns all such shares. UBS AG, by virtue of the fact that it owns 100% of UBS Capital Holding LLC, beneficially owns all such shares, and in addition UBS AG holds 950 shares of Common Stock for its customers, of which it has voting power but not dispositive power.

--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)/ /

--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            UBS Capital II LLC owns 100% of issued and outstanding Senior Convertible Preferred Stock (convertible into 11.5% of Common Stock of Issuer as of July 17, 1998*) and beneficially owns an option to purchase 4,500 shares of Senior Convertible Preferred Stock (convertible into 6.9% of Common Stock of Issuer as of July 17, 1998*) representing an aggregate 18.4% of the Common Stock of the Issuer as of July 17, 1998*. UBS Capital Holdings LLC beneficially owns all such stock owned by UBS Capital II LLC; UBS AG owns all such stock owned by UBS Capital Holdings LLC plus beneficially owns an additional 950 shares of Common Stock of the Issuer, representing an aggregate 18.5% of the Common Stock of the Issuer as of July 17, 1998.*

--------------------------------------------------------------------------------

14          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            CO
--------------------------------------------------------------------------------


* Assuming conversion price of $8.50 per share, the floor on the conversion price.


                                                             Page 5 of 21 pages.

ITEM 1.     SECURITY AND ISSUER

            This Statement relates to shares of Common Stock ("Common Stock") of Orphan Medical, Inc., a Minnesota corporation (the "Company"). UBS Capital II LLC, a Delaware limited liability company ("UBS") is the beneficial owner of (a) shares of Senior Convertible Preferred Stock, par value $.01 per share (the "Preferred Stock") which are convertible into shares of Common Stock of the Company and (b) an option owned by UBS to purchase Preferred Stock.

            The address of the Company's principal executive office is: 13911 Ridgedale Drive, Suite 475, Minnetonka, Minnesota 55305.

ITEM 2.     IDENTITY AND BACKGROUND

            (a) This Statement constitutes the filing on Schedule 13D by UBS, with respect to the Stock Purchase Agreement (the "Purchase Agreement", a copy of which is attached hereto as Exhibit 2) dated as of July 23, 1998 between the Company and UBS, pursuant to which, subject to certain terms and conditions, the Company agreed to issue and sell to UBS, and UBS agreed to purchase, 7,500 shares of Preferred Stock and the Company granted to UBS an option to purchase 4,500 shares of Preferred Stock.

            A list of the members, directors and executive officers of UBS appears on Exhibit 1 attached hereto.

            UBS is a wholly-owned subsidiary of UBS Capital Holdings LLC, a Delaware limited liability company ("Holdings"). Holdings is a wholly-owned subsidiary of UBS AG, a Swiss banking corporation ("UBS AG"). UBS AG is principally engaged in the general banking business and Holdings is a holding company. A list of the members, directors and executive officers of Holdings and UBS AG appears on Exhibit 1 attached hereto.

            (b) The address of the principal business office of UBS, Holdings and UBS AG are as follows:

                  Reporting Person              Address
                  ----------------              -------
                  UBS Capital II LLC            299 Park Avenue
                                                New York, New York 10171

                  UBS Capital Holdings LLC      299 Park Avenue
                                                New York, New York 10171

                  UBS AG                        Bahnhofstrasse 45
                                                8021 Zurich


                                                             Page 6 of 21 pages.

            The address of each of the directors and executive officers of each of UBS, Holdings and UBS AG are set forth on Exhibit 1 attached hereto.

            (c) The present principal occupation or employment of each of the members, directors and executive officers of each of UBS, Holdings and UBS AG are set forth on Exhibit 1 attached hereto.

            (d) During the past five years, neither UBS, Holdings nor UBS AG nor, to the knowledge of UBS, Holdings or UBS AG, any of the members, executive officers or directors of UBS, Holdings or UBS AG, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

            (e) During the past five years, neither UBS, Holdings nor UBS AG nor, to the knowledge of UBS, Holdings or UBS AG, any of the members, executive officers or directors of UBS, Holdings or UBS AG, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws or finding any violation with respect to such laws.

            (f) Each of UBS and Holdings is a Delaware limited liability company. To the knowledge of UBS, Holdings and UBS AG, each member, executive officer and director of UBS and Holdings is a citizen of the United States. UBS AG is a corporation formed under the laws of Switzerland. To the knowledge of UBS, Holdings and UBS AG, none of the executive officers and directors of UBS AG, except Gary Brinson, a member of the group executive board of UBS AG, are citizens of the United States.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS

            Pursuant to the Purchase Agreement, on July 23, 1998 UBS paid to the Company $7,500,000 as sole consideration for the purchase of the 7,500 shares of Preferred Stock. UBS obtained funds for such purpose from UBS AG-Stamford Branch.

ITEM 4.     PURPOSE OF TRANSACTION

            UBS purchased 7,500 shares of Preferred Stock for investment purposes and beneficially owns an option to purchase 4,500 shares of Preferred Stock.

            (a) UBS may exercise its option to acquire up to 4,500 shares of Preferred Stock and possesses a right of first refusal to acquire additional securities, as well as registration rights. Furthermore, the Company may, at its election, pay dividends on the shares of Preferred Stock in cash, additional shares of Preferred Stock or shares of Common Stock.


                                                             Page 7 of 21 pages.

            (b) Not applicable.

            (c) Not applicable.

            (d) The Board of Directors increased the number of directors by one director, which director shall be elected by the holders of the Preferred Stock.

            (e) Pursuant to the Company's Charter, so long as greater than 20% of the initially issued shares of Preferred Stock are outstanding (including any shares obtained pursuant to exercise of the option), without the consent of the holders of the Preferred Stock, the Company may not pay dividends on the Common Stock or any other class of stock junior to the Preferred Stock.

            (f) Not applicable.

            (g) Pursuant to the terms of the Company's Charter, without the consent of the holders of the Preferred Stock, the Company may not issue equity securities or accord voting rights with respect to shares acquired in a "control share acquisition" (as defined in the Minnesota Business Corporation Act). Pursuant to the terms of the Purchase Agreement, UBS has a right of first refusal with respect to equity issuances by the Company.

            (h) Not applicable.

            (i) Not applicable.

            (j) Not applicable.

ITEM 5.     INTEREST IN SECURITIES OF ISSUER

            (a) UBS is the beneficial owner of 7,500 shares of Preferred Stock, which is convertible into an aggregate of approximately 882,353* shares of the Company's Common Stock, or approximately 11.5% of the issued and outstanding shares of Common Stock as of July 17, 1998,* assuming exercise of the option. The option to purchase 4,500 shares of Preferred Stock may be exercised on the date which is approximately ninety days after the date on which the Purchase Agreement was executed. Pursuant to the terms of the charter, the conversion price of the Preferred Stock will be equal to the lesser of (i) 10% above the 20-day average bid price immediately prior to July 23, 1998 and (ii) 10% above the 20-day average bid price immediately prior to October 21, 1998, but in no event will the conversion price be less than $8.50 per share. By virtue of the fact that Holdings owns 100% of UBS, Holdings is the beneficial owner of all

--------

* Assuming conversion price of $8.50 per share, the floor on the conversion price.


                                                             Page 8 of 21 pages.

such stock. By virtue of the fact that UBS AG owns 100% of Holdings, UBS AG is the beneficial owner of all such stock. In addition, UBS AG holds 950 shares of Common Stock of the Company of which it is the beneficial owner by virtue of the fact that UBS AG has voting power over such Common Stock.

            Holdings disclaims beneficial ownership of any equity securities of the Company. UBS AG disclaims beneficial ownership of any equity securities of the Company other than indirect beneficial ownership of 950 shares of Common Stock held on behalf of its customers of which UBS AG has voting power.

            (b) UBS has the sole power to vote the 7,500 shares of Preferred Stock under the circumstances described in the Certificate of Designation (a form of which is attached to the Purchase Agreement as Exhibit A thereto). UBS has the power to exercise the option to acquire up to 4,500 shares of Preferred Stock.

            (c) None.

            (d) Not Applicable.

            (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            To the knowledge of UBS, Holdings and UBS AG, on the date hereof, except as set forth herein or in the Exhibits filed herewith or incorporated by reference, neither UBS, Holdings nor UBS AG nor any of the members, directors or executive officers of UBS, Holdings nor UBS AG has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities of the Company, finder's fee, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss or the giving or withholding of proxies.


ITEM 7.     MATERIALS TO BE FILED AS EXHIBITS


      Exhibit 1 Information relating to the members of the Board of Managers, Directors, and Executive Officers of UBS Capital II LLC, UBS Capital Holdings LLC and UBS AG.

      Exhibit 2 Stock Purchase Agreement dated as of July 23, 1998 between Orphan Medical, Inc. and UBS Capital II LLC, (incorporated by reference to


                                                             Page 9 of 21 pages.

                  Exhibit 10.48 filed with Form 10-Q of Orphan Medical, Inc. filed on July 30, 1998).

      Exhibit 3 Certificate of Designation of Orphan Medical, Inc. (incorporated by reference to Exhibit 3.11 filed with Form 10-Q of Orphan Medical, Inc. filed on July 30, 1998).

      Exhibit 4 Joint Filing Agreement dated July 31, 1998, by and among UBS Capital II LLC, UBS Capital Holdings LLC and UBS AG.

      Exhibit 5 Power of Attorney by UBS AG dated May 26, 1998, authorizing Robert C. Dinerstein, Louis Eber, Janet Zimmer, Robert Mills, Stephen Anikewich, Joan Hoffman, Thomas R. Toothaker and Stuart Sindell (incorporated by reference to Exhibit 13 filed with Schedule 13D relating to Common Stock of Peoples Telephone Company, Inc, filed by UBS Capital II LLC, UBS Capital Holdings LLC and UBS AG on July 17, 1998).



                                                            Page 10 of 21 pages.

                                    Signature



            After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.



                                    UBS CAPITAL II LLC


                                    By: /s/ Michael Greene
                                        ------------------------------------
                                        Michael Greene
                                        Partner


                                    By: /s/ Marc Unger
                                        ------------------------------------
                                        Marc Unger
                                        Chief Financial Officer


                                                            Page 11 of 21 pages.

                                    Signature



            After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.



                                    UBS CAPITAL HOLDINGS LLC


                                    By: /s/ Michael Greene
                                        ------------------------------------
                                        Michael Greene
                                        Partner


                                    By: /s/ Marc Unger
                                        ------------------------------------
                                        Marc Unger
                                        Chief Financial Officer


                                                            Page 12 of 21 pages.

                                    Signature



            After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.



                                    UBS AG


                                    By: /s/ Robert Dinerstein
                                        ------------------------------------
                                        Robert Dinerstein
                                        Attorney-In-Fact


                                    By: /s/ Lewis R. Eber
                                        ------------------------------------
                                        Lewis R. Eber
                                        Attorney-In-Fact


                                                            Page 13 of 21 pages.

                                 EXHIBIT INDEX


                                                                        Page
                                                                        ----
      Exhibit 1   Information relating to the members of the Board
                  of Managers, Directors, and Executive Officers of
                  UBS Capital II LLC, UBS Capital Holdings LLC and
                  UBS AG............................................     15

      Exhibit 2   Joint Filing Agreement dated July 31, 1998, by and
                  among UBS Capital II LLC, UBS Capital Holdings LLC
                  and UBS AG........................................     20


                                                                   Page 14 of 21